Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated December 10, 2007
Relating to Prospectus Supplement dated December 4, 2007
Registration Statement No. 333-145339
Goodrich Petroleum Corporation
Houston, Texas 77002
(713) 780-9494
fax (713) 780-9254

Contact:	Traded: NYSE (GDP)

Robert C. Turnham, Jr., President	IMMEDIATE RELEASE
David R. Looney, Chief Financial Officer
GOODRICH PETROLEUM CLOSES PREVIOUSLY ANNOUNCED EQUITY
OFFERING, INCLUDING UNDERWRITERS’ OVER-ALLOTMENT OPTION
Houston, Texas — December 10, 2007. Goodrich Petroleum Corporation (NYSE: GDP) announced today that it has closed its previously announced offering of 5,800,000 shares of its common stock, par value $0.20 per share (the “Initial Shares”) and that the underwriters of the offering have exercised in full their option to purchase an additional 630,750 shares of common stock (the “Option Shares”). The closing for the issuance and sale of the Option Shares closed simultaneously with the closing of the issuance and sale of the Initial Shares.
Net proceeds from the offering were approximately $145.4 million after deducting the underwriters’ discount and estimated offering expenses. The Company will use approximately $123.9 million of the net proceeds to pay off outstanding borrowings under the Company’s senior credit facility, which may be reborrowed to fund capital expenditures related to the Company’s Cotton Valley Trend drilling program and approximately $21.5 million of the net proceeds to purchase capped call options on an aggregate of 5.8 million shares of the Company’s common stock from affiliates of Bear, Stearns & Co., Inc. and J.P. Morgan Securities Inc. These capped call options may reduce the potential dilution from the offering by allowing the Company to potentially recoup up to approximately 1,657,000 shares sold in this transaction over an average two-year period. The number of shares actually delivered upon settlement of the capped call option transaction will vary, and will have a value for each of the 5.8 million options equal to the excess of the stock price at settlement over $23.50 per share, subject to a maximum recouped value of $9.40 per option.
Of the aggregate 6,430,750 shares sold, 4,835,750 shares were sold on a firm commitment basis at a price to the public of $23.50 per share and 1,595,000 shares were purchased by Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc., each acting as an agent for one of its affiliates, to facilitate their hedging in connection with the capped call option transactions. The hedge shares will be offered by the purchasers themselves or through their broker-dealer affiliates from time to time at varying prices.
Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. acted as joint book-running managers. In addition, Howard Weil Incorporated, Raymond James & Associates, Inc., Capital One Southcoast, Inc., Johnson Rice & Company L.L.C., Tudor, Pickering & Co. Securities, Inc., BMO Capital Markets Corp. and BNP Paribas Securities Corp. were co-managing underwriters for the offering. Copies of the final prospectus supplement and accompanying base prospectus may be obtained from the offices of Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department, (866) 803-9204; or by contacting J.P.

Morgan Securities Inc. at 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245, Attention: Chase Distribution & Support Services, (866) 430-0686.
In connection with the capped call option agreements described above the counterparties may engage in hedging activities which could have the effect of increasing, or preventing a decline in, the price of the Company’s common stock following the pricing of the offering. The option counterparties or their affiliates will likely modify the hedge positions from time to time by purchasing and selling shares of the Company’s common stock, other of the Company’s securities or other instruments they may wish to use in connection with such hedging. This is particularly likely to occur just before or during the settlement periods for the options.
Goodrich Petroleum has filed a registration statement (including a base prospectus and prospectus supplement) with the SEC (Commission File No. 333-145339), which has been declared effective by the SEC, for the offering to which this communication relates. Before you invest, you should read the base prospectus and prospectus supplement in that registration statement and other documents Goodrich has filed with the SEC for more complete information about Goodrich and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.
Certain statements in this news release regarding future expectations and plans for future activities, including the intention to enter into the offering and the use of proceeds of the offering, may be regarded as “forward looking statements” within the meaning of the Securities Litigation Reform Act. They are subject to various risks, such as financial market conditions, as well as other risks discussed in detail in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.